Exhibit 99.1
News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces First Quarter Results
—Highlights—
•	Q1 orders for existing businesses +23% vs. 2009
•	Orders up for third consecutive quarter; +14% sequentially over Q4 2009
•	Order backlog for existing businesses increased $25 million since Q4 2009
•	Completed acquisitions of Sirit and VESystems
•	Acquisition-related costs and low 2009 year-end backlog result in a Q1 EPS loss from continuing operations of $(0.06)
Oak Brook, Ill., April 30, 2010 — Federal Signal Corporation (NYSE: FSS) reported a loss from continuing operations of $(3.2) million, or a loss of $(0.06) per share, for the first quarter of 2010 on revenue of $167 million. For the same period of 2009 on revenue of $185 million, the Company was breakeven. The year-over-year first quarter income decline was primarily due to lower sales volume, resulting from a lower order backlog and a port workers’ strike in Finland that impacted shipments for our Bronto skylift business, and acquisition costs of $2.6 million partially offset by lower manufacturing and operating expenses, as well as favorable product mix. The Company recorded a net loss including discontinued operations of $(3.6) million in the first quarter of 2010, compared to net income of $1.0 million in the prior year period.
Year-to-date operating cash flow from continuing operations for the first quarter 2010 was a usage of cash of $(9.1) million, as a result of the net loss and a reduction in accrued compensation and other expenses and accrued taxes.
In the quarter, the Company acquired Sirit, a leading manufacturer of RFID technology solutions, and VESystems, which provides software and services to facilitate financial transactions related to electronic toll collection.
William H. Osborne, president and chief executive officer, stated, “Although we reported a slight loss in the quarter, there were several exciting developments for Federal Signal. We saw a 23% increase in new orders for our existing businesses, and these strong orders will drive revenue growth as we move beyond the first quarter. We saw increases in orders in each of our key customer segments – U.S. municipal and government orders were up 9% versus last year, domestic industrial orders increased by 38% and orders from our international customers were 29% higher. We expect to see order growth for our existing businesses throughout 2010. The improving revenue environment will enable us to leverage our recent and ongoing cost reduction initiatives and drive improved profits as we move forward.”
Mr. Osborne continued, “In addition, we completed two key acquisitions which have significantly strengthened our growth platforms in the public safety and intelligent transportation markets. The Sirit and VESystems acquisitions will align with three of our existing businesses – the recently acquired Diamond Consulting Services, plus our PIPS ALPR camera and parking systems businesses – to form a new operating group called Federal Signal Technologies, or “FSTech” for short. We believe FSTech has potential for significant growth in revenue and profits by capitalizing on the developing global market for intelligent transportation, such as open road tolling and electronic vehicle registration.”
GROUP RESULTS
Safety and Security Systems
First Quarter:
•
Orders increased 8% from the first quarter of 2009 as the U.S. and global markets continued their recovery from the recession. Non-U.S. orders increased 19% mainly attributed to a large police order for lightbars and sirens. U.S. orders were essentially flat year over year, with strong ALPR and industrial orders partially offset by lower orders in other domestic market segments.

•
Net sales decreased 4% or $2.5 million compared to the first quarter of 2009 resulting from a lower backlog at the end of 2009 which was partially offset by a favorable foreign currency translation of $1.2 million and strong ALPR demand.

•	Operating income and margins decreased in the first quarter of 2010 from the comparable period in 2009 primarily as a result of lower sales volume and restructuring activities.
Fire Rescue
First Quarter:
•	Orders increased 52% from the first quarter of 2009 with increased demand in the Company’s global fire-lift market. Market demand for the Company’s products was recovering in all regions.

•
Net sales decreased by 24% in the first quarter with declines in both the fire-lift and industrial products compared to the prior year due to the combination of strong 2009 fourth quarter shipments and weak backlog as of December 31, 2009. Additionally, a Finnish port workers strike in March 2010 affected receiving of materials and delivery of units and disrupted operations.

•
Operating income decreased $1.6 million from the first quarter of 2009 as a result of lower volumes and less favorable mix offset by reduced operating expenses. The port workers’ strike had approximately a $0.5 million negative effect on operating income.

Environmental Solutions
First Quarter:
•
Orders of $87.7 million in the first quarter of 2009 were 30% above the prior year quarter driven by increased demand in all markets and regions. Industrial orders were up 71%, or $10.8 million driven primarily by an increase in vacuum trucks of $5.6 million and waterblasters of $2.7 million. Municipal orders were up $7.3 million with sewer cleaner trucks up $4.9 million and street sweepers up $2.6 million. Non-U.S. orders were up $2.1 million for the quarter.

•
Net sales decreased 14% compared to the first quarter in 2009. The sales decrease is the result of a lower year-end backlog for vacuum trucks and street sweepers, which declined $11.6 million and $1.8 million, respectively, offset partially by sales of waterblasters which were up $3.1 million for the quarter.

•	Operating income was up $0.7 million to $3.7 million for the quarter as a result of sales of higher margin sweeper units, higher volumes in the waterblaster segment, and reduced operating expenses.
CORPORATE & OTHER
First Quarter:
•
In March 2010, the Company acquired all of the issued and outstanding common shares of both Sirit and VESystems. For the quarter ended March 31, 2010, net sales were $3.4 million. Total operating loss for the first quarter of 2010 was $1.2 million.

•
Corporate expenses were up $2.2 million over the prior year primarily as a result of $2.6 million in costs related to the acquired businesses in the first quarter of 2010 and $0.7 million of increased post-retirement expense. Partially offsetting those increases was a decline in legal fees associated with the Company’s hearing loss litigation of $0.7 million as a result of timing of trials and $0.6 million associated with the costs for the 2009 proxy contest initiated by an activist shareholder.

•	Interest expense decreased $0.4 million in the first quarter of 2010 compared to $3.3 million in the same quarter of last year due to lower interest rates and lower average borrowing levels in 2010.
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Friday, April 30th, 2010 at 10:30 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates three groups: Safety and Security Systems, Environmental Solutions and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: William Barker, +1.630.954.2000, wbarker@federalsignal.com
# # # # #

CONSOLIDATED STATEMENTS OF OPERATIONS

	YTD	YTD
	March, 31	March, 31
	2010	2009
Quarter March 31:
($ in millions, except per share data)

Net Sales	$166.6	$184.7
Costs and expenses
Cost of sales	(124.9)	(138.1)
Selling, general and administrative	(39.6)	(42.3)
Acquisition related costs	(2.6)	—
Restructuring charges	(0.3)	—

Operating (loss) income	(0.8)	4.3
Interest expense	(2.9)	(3.3)
Other expense, net	(0.9)	(1.0)

Loss before income taxes	(4.6)	—
Income tax benefit	1.4	0.2

(Loss) income from continuing operations	(3.2)	0.2
(Loss) gain from discontinued operations and disposal, net of income tax expense of $0.1, and $0.4, respectively	(0.4)	0.8

Net (loss) income	$(3.6)	$1.0

Gross margin	25.0%	25.2%
Operating margin	(0.5%)	2.3%
Effective tax rate	(30.4%)	NM

Basic and diluted (loss) earnings per share:
Loss from continuing operations	$(0.06)	$—
(Loss) gain from discontinued operations and disposal	(0.01)	0.02

(Loss) earnings per share	$(0.07)	$0.02

Average common shares outstanding	49.2	47.9

	YTD	YTD
	March, 31	March, 31
	2010	2009
Group results:
($ in millions)
Safety and Security Systems Group:
Orders	$76.9	$71.2
Net Sales	68.3	70.8
Operating Income	4.1	4.9
Operating Margin	6.0%	6.9%
Backlog	$41.5	$48.3

Fire Rescue Group:
Orders	$31.7	$20.8
Net Sales	24.8	32.5
Operating Income	0.8	2.4
Operating Margin	3.2%	7.4%
Backlog	$72.2	$128.4

Environmental Solutions Group:
Orders	$87.7	$67.4
Net Sales	70.1	81.4
Operating Income	3.7	3.0
Operating Margin	5.3%	3.7%
Backlog	$81.4	$84.7

Other:
Orders	$2.2	$—
Net Sales	3.4	—
Operating Loss	(1.2)	—
Operating Margin	(35.3%)	—
Backlog	$27.6	$—

Corporate operating expenses	$(8.2)	$(6.0)

Total Operating (Loss) Income	$(0.8)	$4.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March, 31	December 31
	2010	2009
($ in millions)
ASSETS

Current assets
Cash and cash equivalents	$12.3	$21.1
Accounts receivable, net of allowances for doubtful accounts of $2.3 million and $2.5 million, respectively	120.2	120.2
Inventories	115.8	112.1
Other current assets	27.1	26.0

Total current assets	275.4	279.4
Properties and equipment, net	65.8	65.5
Other assets

Goodwill	376.7	319.6

Intangible assets, net of accumulated amortization	102.2	52.7

Deferred tax assets	14.7	17.5
Deferred charges and other assets	3.4	1.7

Total assets of continuing operations	838.2	736.4

Assets of discontinued operations	8.3	8.5

Total assets	$846.5	$744.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$7.9	$—
Current portion of long-term borrowings and capital lease obligations	42.1	41.9

Accounts payable	48.8	45.2

Customer deposits	12.1	10.4
Accrued liabilities

Compensation and withholding taxes	17.7	20.8

Other	49.4	48.1

Total current liabilities	178.0	166.4
Long-term borrowings and capital lease obligations, less current portion	252.5	159.7

Long-term pension liabilities	39.3	39.6

Deferred gain	23.7	24.2

Other long-term liabilities	12.3	12.2

Total liabilities of continuing operations	505.8	402.1

Liabilities of discontinued operations	12.9	14.1

Total liabilities	518.7	416.2

Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 50.8 million and 49.6 million shares issued, respectively	50.8	49.6

Capital in excess of par value	104.4	93.8

Retained earnings	233.8	240.4

Treasury stock, 0.9 and 0.8 million shares at cost, respectively	(15.8)	(15.8)

Accumulated other comprehensive loss	(45.4)	(39.3)

Total shareholders’ equity	327.8	328.7

Total liabilities and shareholders’ equity	$846.5	$744.9

Supplemental data:
Debt	$302.5	$201.6

Debt-to-capitalization ratio:	0.48	0.38

Net Debt/Cap Ratio	0.47	0.35

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the Quarter Ended
	March 31,
	2010	2009
	($ in millions)
Operating activities:
Net (loss) income	$(3.6)	$1.0
Adjustments to reconcile net (loss) income to net cash (used for) provided by operating activities:
Loss (gain) on discontinued operations and disposal	0.4	(0.8)
Loss on joint venture	—	0.9
Depreciation and amortization	4.2	3.8
Stock based compensation expense	1.5	1.1
Pension contributions	—	(0.5)
Changes in other assets and liabilities, exclusive of the effects of businesses acquired and disposed	(11.6)	1.2

Net cash (used for) provided by continuing operating activities	(9.1)	6.7
Net cash (used for) provided by discontinued operating activities	(0.5)	1.1

Net cash (used for) provided by operating activities	(9.6)	7.8

Investing activities:
Purchases of properties and equipment	(3.2)	(3.9)
Proceeds from sale of properties, plant and equipment	0.7	—
Payments for acquisitions, net of cash acquired	(97.3)	—

Net cash used for continuing investing activities	(99.8)	(3.9)
Net cash provided by discontinued investing activities	—	3.0

Net cash used for investing activities	(99.8)	(0.9)

Financing activities:
Increase (decrease) in debt outstanding under revolving credit facilities	96.2	(6.4)
Proceeds on short-term borrowings	7.5	—
Payments on short-term borrowings	—	(11.4)
Proceeds on long-term borrowings	—	6.3
Payments on long-term borrowings	(2.6)	—
Cash dividends paid to shareholders	(3.0)	(2.9)
Other, net	—	0.2

Net cash provided by (used for) continuing financing activities	98.1	(14.2)
Net cash used for discontinued financing activities	(0.3)	(6.4)

Net cash provided by (used for) financing activities	97.8	(20.6)

Effects of foreign exchange rate changes on cash	2.8	—

Decrease in cash and cash equivalents	(8.8)	(13.7)
Cash and cash equivalents at beginning of period	21.1	23.4

Cash and cash equivalents at end of period	$12.3	$9.7